UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Closing of the Business Combination and NYSE Listing

On October 28, 2022, Perfect Corp. (the “Company”) and Provident Acquisition Corp. (“Provident”) issued a joint press release announcing the closing of the business combination contemplated by the Agreement and Plan of Merger, dated as of March 3, 2022, by and among the Company, Provident, Beauty Corp., and Fashion Corp., as amended by the First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, by and among the Company, Provident, Beauty Corp., and Fashion Corp., and the listing of the Company’s Class A ordinary shares and warrants on the New York Stock Exchange (the “NYSE”) commencing on October 31, 2022.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and Provident, dated October 28, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.
Date: October 28, 2022
/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer